ERIC C. FREED
DIRECT LINE: 212-389-5055
E-mail: eric.freed@sutherland.com
Admitted in Connecticut and Pennsylvania

                                  July 7, 2008

VIA EDGAR TRANSMISSION
----------------------

Vincent J. Di Stefano
Senior Counsel
Office of Disclosure and Review
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:   Exchange Traded Spreads Trust (the "Registrant")
      Registration Statement filed on Form N-1A
      File Nos. 333-148886 and 811-22177

Dear Mr. Di Stefano:

      This letter responds to the comments provided by the staff (the "Staff") of the Securities and Exchange Commission by your letter dated March 18, 2008 with respect to the above-referenced Registration Statement. This letter accompanies Pre-Effective Amendment No. 1 to the Registration Statement (the "Amendment"). The Amendment is intended to include disclosure responsive to the Staff's comments.

      For ease of reference, each of the Staff's comments are repeated below, followed by the Registrant's responses. Capitalized terms have the same meaning as in the Registration Statement.

      As a threshold matter, we note that the Amendment reflects a number of changes to the disclosure in the Registration Statement relating to the investment objectives and policies and anticipated method of operations of the Funds that were made in light of various business, operational and legal considerations. Most importantly, while the Funds' principal investments have not changed, the Funds will no longer attempt to track the performance of (or the inverse of the performance of) any specified index. The revised investment objectives are described in the prospectus included in the Amendment (the "Prospectus"). These and certain other changes have rendered certain of the Staff's comments moot, and the Registrant's responses below note those circumstances as appropriate.

                                   PROSPECTUS

COMMENT:

      Please advise the Staff when the Trust expects to file the application for exemptive relief referenced in the cover letter accompanying the Registration Statement.

RESPONSE:

      The application for exemptive relief was filed on January 30, 2008. We intend to file an amendment to such application in the near future responding to comments received from the Staff.

COVER
-----

COMMENT:

      Please briefly describe the risks of investing in credit default swaps.

RESPONSE:

      A paragraph on the risks of credit default swaps has been added to the cover page.

PRINCIPAL INVESTMENT STRATEGIES
-------------------------------

COMMENT:

      Please describe in this section the indices in which the Funds will invest.

RESPONSE:

      Because the Funds will no longer be index funds, no disclosure to this effect has been added.

COMMENT:

      The names of the High Yield Fund and the Investment Grade Fund suggest they will invest in a particular type of security. Rule 35d-1 under the Investment Company Act of 1940 (the "Act") requires the Funds to invest at least 80% of their assets in high yield and investment grade debt securities, respectively. Please disclose the Funds' 80% policies here. In addition, if the 80% policies are not fundamental, please disclose in the prospectus that the Funds have adopted a policy that they will provide 60 days notice to shareholders of any change to the 80% policies.

RESPONSE:

      First, we have revised each Fund's name so that the term "CDS" is included after "High Yield" or "Investment Grade," as the case may be, to clarify that the Funds' principal investments are CDS Contracts rather than debt securities. In addition, we have included in the discussion of each Fund under "Principal Investment Strategies and Risks of Each Fund" disclosure of each Fund's policy to invest in CDS Contracts relating to the type of debt security in its name with a total notional value of at least 80% of its net assets. We have also included disclosure as to providing 60 days' notice of changes in that discussion.

COMMENT:

      The Funds are repeatedly described in the prospectus as "index funds," yet they will not invest at least 80% of their assets in the credit default swaps included in the indexes they claim to track. Accordingly, please delete all references to the Funds as "index funds."

RESPONSE:

      As noted above, tracking the performance of any specified index is no longer part of the Funds' investment objectives. Therefore, references to the Funds as "index funds" have been deleted.

COMMENT:

      Where are the CDS/CDX contracts traded? How are they priced?

RESPONSE:

      As stated in the Prospectus, CDS Contracts (including CDX Contracts) are privately negotiated, over-the-counter arrangements, and are not "traded" in the usual sense of such term. Ownership of a Contract cannot be freely transferred without the consent of the other party. However, there is a well-developed market for transfer of CDS Contracts to third parties with the consent of the original parties to the Contract. In addition, it is expected that the Funds will be able to readily terminate CDS Contract positions through its ISDA agreements with counterparties. These agreements will allow the Funds to terminate (or "tear-up") any transactions with that counterparty. In addition, a Fund may offset the economic effect of any CDS Contract by entering into an offsetting transaction.

      CDS Contracts are typically priced based on dealer quotes, in much the same way that debt securities are frequently priced. Dealer quote information on CDS Contracts is available through Bloomberg and other sources. Accordingly, the Funds plan to use dealers' quotes for purposes of determining their net asset values, although the Funds will have access to dealer quotes directly from the counterparties with which they have entered into ISDA agreements, and plan to use those quotes rather than quotes from secondary sources such as Bloomberg. Specifically, the best price obtained from such a counterparty at which the Fund could close out CDS Contracts will be used. Information on the pricing of CDS Contracts for purposes of determining net asset value has been included in the statement of additional information filed as part of the Amendment.

COMMENT:

      Please disclose the relationship between the contracts' notional values and actual costs. Also describe how performance of the indexes relates to events such as defaults on the securities tracked.

RESPONSE:

      The costs of a CDS Contract have no fixed relationship to its notional value. When a Fund buys protection, it agrees to pay a set amount for such protection, but that amount is dependent on the credit risk or perceived credit risk of the Reference Entities. Not surprisingly, buying protection with respect to high credit quality Reference Entities is less costly than buying protection with respect to lower-rated Reference Entities. When a Fund sells protection, its costs are unknown, and are dependent on the occurrence of credit events that give rise to the seller's obligation to make payments under the Contract. Theoretically, a seller of protection puts the entire notional value of the Contract at risk, but payment of that amount is highly unlikely, especially in the case of CDX Contracts, where full payment would occur only if a credit event occurred as to every Reference Entity underlying the Contract and the defaulted obligations of all of the Reference Entities were essentially worthless.

      In light of this background, Registrant does not believe that any quantitative disclosure regarding the relationship between costs and notional values would be appropriate or useful to investors. Nonetheless, we have added some additional general disclosure regarding potential costs in the section entitled "Credit Default Swaps."

      Because the Funds will not be index funds, how the performance of the indexes relates to events such as defaults has not been addressed in the Prospectus.

COMMENT:

      Please list all of the cash equivalents in which the Funds will invest.

RESPONSE:

      The disclosure for each Fund under "Principal Investment Strategies and Risks of Each Fund" has been clarified to indicate that cash equivalents are limited to U.S. Treasury bills, repurchase agreements and money market funds, and will typically be U.S. Treasury bills.

COMMENT:

      Please disclose the percentage of assets each Fund will maintain in cash or cash equivalents.

RESPONSE:

      The entire notional value of a Fund's CDS Contracts (minus any collateral held by a third party) will be held in cash or cash equivalents (referred to as "Cash Investments" in the Prospectus). Disclosure to that effect has been added under "Principal Investment Strategies and Risks of Each Fund." However, subject to the 80% requirement discussed above, there is no set requirement for the percentage of a Fund's investments that will be subject to CDS Contracts and therefore kept in Cash Investments. We are not aware of any legal requirement for a Fund to state an exact percentage of its assets (or even a percentage range) that will be invested in a particular type of security.

COMMENT:

      Please define the term "five year CDX Contract."

RESPONSE:

      As noted in the Prospectus, a new series of CDX Contract is issued every six months, but the issuance of a new series does not cause older series of CDX Contracts to terminate. A five year CDX Contract is one that, by its terms and unless terminated earlier by the parties, is outstanding for approximately five years and three months from the date on which the series of CDX Contract is first issued and requires the protection buyer and protection seller to make the payments specified under the Contract during such period. Disclosure to that effect has been added under "CDS Contracts."

COMMENT:

      The disclosure indicates the Funds will invest the majority of their assets in securities other than the credit default swaps that comprise the indices the Funds are claimed to track. Accordingly, please disclose in general terms how the Funds' adviser decides which securities to buy and sell. Also disclose the asset classes in which the underlying funds invest.

RESPONSE:

      While we are not certain what disclosure in the Registration Statement your letter refers to, the Prospectus under "Principal Investment Strategies and Risks of Each Fund" indicates that: (1) at least 80% of a Fund's assets will be subject to CDS Contracts relating to the type of debt security specified in the Fund's name; and (2) while a Fund's assets will be subject to CDS Contracts, the assets that are subject to such Contracts will be invested in Cash Investments. Furthermore, because the Funds will not be index funds, the Prospectus provides revised disclosure regarding the Adviser's investment strategy generally.

PRINCIPAL RISK FACTORS COMMON TO THE FUNDS
------------------------------------------

COMMENT:

      These sections describe the principal investment strategies and principal risks common to all of the Funds, but do not describe the principal investment strategies and risks unique to each Fund. Please summarize the principal investment strategies and risks specific to each Fund in one place within the Risk Return Summary, rather than describing some principal investment strategies and risks of the Funds in one location and other principal investment strategies and risks of the Funds in another location in the prospectus. Also please keep risk and "reward" disclosure separate from each other. See 421 under the Securities Act of 1933 and the Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998).

RESPONSE:

      The Prospectus has been reorganized somewhat, including by providing Fund-specific disclosure of strategies and risks before the discussion of the details of CDS Contracts and the principal risks that are common to all of the Funds.

COMMENT:

      Please disclose that investors in the Funds may lose money.

RESPONSE:

      The requested disclosure has been added.

COMMENT:

      Please clarify whether each Fund will have high portfolio turnover, e.g., greater than 100%, and disclose all risks associated with high portfolio turnover.

RESPONSE:

      The disclosure has been clarified to indicate under "Frequent Trading Risk" and "Portfolio Turnover" that each Fund is expected to engage in frequent trading and have high portfolio turnover. Registrant believes that the relevant risks of frequent trading (e.g., increased transaction costs and potentially greater tax liabilities) have been fully disclosed.

COMMENT:

      Please disclose the purpose of the underlying indexes; the paragraph purported to do so currently does not. Also, please explain when and why the indexes were created.

RESPONSE:

      Because the Funds will no longer be index funds, the referenced paragraph has been deleted.

COMMENT:

      Please disclose the risks associated with failure of credit default contract swap auctions. Please advise the staff supplementally of the identities of counterparties to the contracts into which the Funds will enter. Also, please advise the staff approximately how many parties are currently selling CDS/CDX contracts and the number of contracts traded per week.

RESPONSE:

      If a credit default swap auction fails to determine a final cash settlement price, the auction process is repeated an additional two times on the auction date and three times on the next following business day, except if the failure results from a material event having occurred with respect to the Reference Entity or reference obligation. If such a material event caused the auction process to fail, the auction committee will choose a new auction date by which the news of the specific material event will have been sufficiently widely disseminated. If the auction still fails to determine a final case settlement price, the auction is cancelled. Under the contractual arrangements the Funds expect to enter into with counterparties, cash settlement may nonetheless occur based on the daily actionable dealer quotes received by the Fund. If quotes cannot be obtained, physical settlement may become necessary if a Fund is to realize the full value of its CDS Contract. We have added disclosure regarding the possibility of physical settlement in cases of auction failure.

CDS Contracts are entered into among banks, securities firms, hedge funds, corporations, insurance companies, mutual funds, pension funds, and other institutional investors. The major dealer participants in the CDS/CDX market are:

Bank of America Citi Credit Suisse Deutsche Bank Goldman Sachs JPMorgan Lehman Brothers Merrill Lynch Morgan Stanley UBS

Other participants include (but are not limited to):

ABN Amro
Bank of Tokyo
Barclays
BHV
BNP Paribas
Calyon
CDC IXIS
Dresdner KW
Fortis
HSBC
Mizuho
RBS
Societe Generale
Sumitomo
Citadel
MF Global
TD Securities

      To the knowledge of the Registrant, no information on weekly trading volume for CDS Contracts is available. However, according to the ISDA 2007 Operations Benchmarking Survey of 66 derivatives dealers (including all of the largest dealers), for 2007, the average reported monthly deal volume (number of trades) per institution for credit derivatives was 3,406 for all institutions reporting and 9,359 for large institutions (including Goldman Sachs, JP Morgan, Morgan Stanley, Deutsche Bank and other large institutions). Furthermore, as of December 31, 2007, CDS Contracts with a total notional value of more than $57 trillion were outstanding.(1) Finally, evidence suggests that market liquidity for CDS Contracts is equal to or better than that of the underlying corporate bonds.(2)

COMMENT:

      Please replace the words "other than" with "below" in the heading of the paragraph that discloses the risk of shares trading below NAV. Please delete the last sentence of the paragraph, as it does not constitute risk disclosure.

RESPONSE:

      The requested changes have been made.

COMMENT:

      Please disclose the extent of the loss the Funds may suffer in the event of a CDS/CDX contract counterparty default. Please disclose why counterparties to CDS/CDX contracts would choose to withhold consent to novation of the contracts.

RESPONSE:

      CDS Contracts will be marked-to-market daily and the estimated market value of such Contracts if they were to terminate due to a default by a counterparty will be covered by collateral (cash or highly rated liquid securities) posted by the counterparty to minimize the risk of counterparty failure. If a counterparty fails to post additional collateral as required or defaults without making payment to a Fund, the CDS Contracts will be closed out and the collateral applied against the loss. Counterparties may also be required to post additional collateral in excess of the estimated market value (known as an "Independent Amount" under the ISDA Credit Support Annex, the principal collateral document) to cover the risks of (1) a further change in the value of the contracts between the time that a request for additional collateral is made and the actual delivery of the collateral and (2) a party not meeting a call for collateral. In any event, disclosure has been added stating that a Fund may suffer a loss equal to the difference between the amount owed to it under the Contract minus the value of the collateral.

____________________
(1)   Source: Bank for International Settlements (BIS).

(2) See Board of Governors of The Federal Reserve System, International Finance Discussion Papers, Number 912 (Dec. 9, 2007) ("CDS premiums and bond spreads do move in tandem in the long run. In the short run, when the prices deviate from their long-run equilibrium, CDS markets seem to lead bond markets in price discovery in some instances, but lag bond prices in other cases, with some evidence that the more liquid market tends to lead.").

      A counterparty to a CDS Contract may as a legal matter choose to withhold consent to a novation of the contract in all cases, as the counterparty may choose not to establish a contractual relationship with a third party. We have added disclosure to this effect under "Liquidity Risk" in the Prospectus. Nonetheless, the Registrant believes that it is unlikely that a counterparty would withhold consent to the novation of a CDS Contract where, as is usually the case, the third party is another leading dealer in the relevant market. Furthermore, even if novation is not possible, the Registrant's contractual agreements with counterparties will effectively give the Funds the right to terminate the CDS Contract and require payment of the market value thereof to the Fund.

COMMENT:

      The disclosure indicates that the Funds invest principally in futures contracts, swaps and other financial instruments, and engage in short sales. Given the extent to which the Funds will invest in derivatives and other financial instruments, it appears that they will have to maintain a significant portion of their assets in segregated accounts, which must be marked to market on a daily basis. Please explain how the Funds will maintain liquidity to meet redemptions of Creation Units while maintaining such a large portion of their assets in segregated accounts. See Investment Company Act Release No. 10666 [44 Fed. Reg. 25128 (April 18, 1979)].

RESPONSE:

      It should initially be noted that futures contracts and other derivatives other than CDS Contracts will not be principal investment strategies of the Funds. To clarify this, we have removed any reference to these instruments in the "Principal Investment Strategies" section. The Registration Statement did not and does not contain any disclosure relating to short sales, and the Funds do not intend to engage in short sales.

      As to CDS Contracts, the Funds will typically enter into CDS Contracts that require cash settlement. With respect to such Contracts, the Registrant's SAI provides that a Fund will segregate assets necessary to meet any accrued payment obligations to the counterparty when it is a protection buyer. As a protection buyer, a Fund's potential liability is limited to the periodic payments made for such protection. When a Fund is a protection seller and the CDS Contract requires cash settlement, the Registrant's SAI provides that the Fund will segregate an amount equal to its daily marked-to-market obligation (i.e., the Fund's liability under the Contract as of that day, if any, including any cash settlement payments that are due), rather than the full notional amount of the Contract. Such treatment of cash-settled CDS Contracts appears to be consistent with their treatment by other investment companies that invest in them, as well as industry practice with respect to derivatives generally.(3) These segregation amounts should not represent a major portion of a Fund's assets, and the Registrant therefore does not anticipate significant difficulty in maintaining segregated accounts in the required amounts.

____________________
(3) As to CDS Contracts, see the registration statements of Access One Trust, Investment Company Act File No. 811-21634 (filing under Rule 485(b) made on April 29, 2008) and Rydex Series Trust, Investment Company Act File No. 811-07584 (filing under Rule 485(b) made on July 30, 2007). Similar treatment of cash-settled futures and forward contracts is reflected in the registration statements of Schroder Capital Funds, Investment Company Act File No. 811-01911 (filing under Rule 497 made on March 10, 2008) and Dreyfus A Bonds Plus, Inc., Investment Company Act File No. 811-02625 (filing under Rule 485(b) made on July 25, 2007).

COMMENT:

      The paragraph describing aggressive investment technique risk indicates the Funds will invest in instruments similar to CDS and CDX contracts. Please provide appropriate disclosure regarding the "similar instruments."

RESPONSE:

      The reference to similar instruments has been deleted.

FEES AND EXPENSES
-----------------

COMMENT:

      Please relocate the fee table and Example to precede the Item 4 disclosure pertaining to the investment objectives and strategies of each Fund.

RESPONSE:

      As noted above, the Prospectus has been reorganized. It should be noted further, however, that the fee tables for the Funds continue to follow the detailed description of CDS Contracts and the discussion of the principal risks common to all of the Funds. Registrant believes that it is more appropriate that these matters be addressed as principal strategies and risks under Item 2 of Form N-1A, rather than as other strategies and risks under Item 4.

INVESTMENT OBJECTIVES AND STRATEGIES OF EACH FUND
-------------------------------------------------

COMMENT:

      The disclosure indicates that the Funds "may" invest in mutual funds, unit investment trusts and other investment companies. Please clarify whether the Funds will or will not invest in other investment companies; and, if they will, please disclose the strategy involved in doing so and the associated risks, and provide the appropriate line item disclosure in the fee table.

RESPONSE:

      We have attempted to clarify in the Prospectus: (1) that mutual fund investments will be limited to money market funds; (2) that such investments will not constitute principal investment strategies of the Funds; and (3) that such investments will primarily be for the purpose of investing cash that is subject to CDS Contracts. Furthermore, we are not aware of any requirement that a fund must specify, as to a particular type of investment that does not constitute a principal investment strategy, that it necessarily will invest in that type of investment. Rather, funds may and commonly do retain authority to hold certain types of investments that they may not hold regularly or at all times.

      Registrant estimates that the acquired fund fees and expenses that must be attributed to the Funds for purposes of the fee table will be less than 0.005% of Fund assets, rendering fee table disclosure unnecessary.

COMMENT:

      Disclosure elsewhere in the prospectus indicates the Funds may use leverage, but this is not reflected in the fee table. Please clarify whether the Funds will use leverage in the twelve months subsequent to effectiveness, and, if so, provide the appropriate fee table disclosure. Also, please disclose the extent to which the Funds will use leverage.

RESPONSE:

      Initially, we are not certain as to what disclosure is referred to that purportedly indicates that the Funds may use leverage. Furthermore, while it can be argued that some degree of leverage is inherent in derivative instruments such as CDS Contracts and futures contracts, these instruments do not involve the payment of any interest or similar expenses that can be included in the fee table. However, the Registrant's SAI does give the Funds authority to borrow money for cash management purposes. In this regard, the Registrant estimates that any interest expense associated with such borrowings will be less than 0.005% of Fund assets, rendering fee table disclosure unnecessary.

COMMENT:

      Are any risks unique to any of the Funds? If so, please disclose the risks prominently.

RESPONSE:

      Certain disclosure relating to the risks of each Fund is included in the Fund-specific disclosure that, as discussed above, is now included at the beginning of the Prospectus. In addition, such Fund-specific disclosure refers to the "Principal Risk Factors" section.

BUYING AND SELLING SHARES
-------------------------

COMMENT:

      Please specify the days the Funds will be closed the New York Stock Exchange will not.

RESPONSE:

      The Prospectus specifies such days (Columbus Day and Veterans Day).

COMMENT:

      Please describe what is required for a purchase or redemption order to be "in proper form."

RESPONSE:

      Disclosure to that effect has been added under "Distribution."

COMMENT:

      Disclosure in the SAI indicates that investors that elect to substitute cash in lieu or one or more Deposit Securities in the redemption basket are subject to an additional charge determined at the discretion of the Fund. Item 3 of Form N-1A requires that all "Shareholder Fees" be listed and the amounts specified in a fund's fee table. Please revise the "Shareholder Fees" section of the fee table to list and specify the amount of this additional fee. See Item 3 of Form N-1A. Also, please move the referenced disclosure from the SAI to this section of the Prospectus.

RESPONSE:

      The Registrant has determined to issue and redeem shares in Creation Units only for cash, and the disclosure has been revised accordingly. Therefore, each person buying or redeeming Creation Units will be charged the standard Creation Transaction Fee or Redemption Transaction Fee, and such fees are and were reflected in the fee tables.

COMMENT:

      Disclosure in the SAI indicates that there will be times when creation and redemption baskets differ. Please explain the circumstances under which, and the reasons why, the creation and redemption baskets may differ. Also, please move the referenced disclosure for the SAI to this Section of the Prospectus.

RESPONSE:

      In light of the decision to issue and redeem Creation Units only for cash, this disclosure is no longer relevant and has been deleted.

SHARE PRICES

COMMENT:

      The disclosure indicates that the approximate value of shares [of] each Fund is disseminated every 15 seconds throughout the day. Do the Funds participate in the valuation process? If so, to what extent?

RESPONSE:

      While the precise extent of Funds' involvement, if any, with the determination of intra-day value has not yet been determined, Registrant expects that such involvement would be no more extensive than the automatic forwarding of e-mails containing market quotations from Bloomberg or a similar source to a third-party calculation agent. We will provide the Staff with more definite information in this regard supplementally or in connection with a subsequent pre-effective amendment.

DETERMINATION OF NET ASSET VALUE
--------------------------------

COMMENT:

      The disclosure indicates that the Funds will determine net asset value at 5:00 p.m., an hour after the exchanges and markets close. Accordingly, what steps will the Funds take to monitor material events occurring between 4:00 and 5:00 pm, and determine their effects on net asset value.

RESPONSE:

      The time for determination of net asset value ("NAV") has been changed to 4:00 p.m.

DIVIDENDS AND DISTRIBUTIONS
---------------------------

COMMENT:

      Will the Funds' distributions include return of capital? If so, please disclose this, and explain the tax consequences.

RESPONSE:

      The Funds' distributions are not expected to include return of capital. Accordingly, disclosure of this nature has not been added.

TAXES ON DISTRIBUTIONS
----------------------

COMMENT:

      Please state prominently in plain English, that most of the Funds' distributions will be taxed as ordinary income, at a rate higher than those used for capital gains, if this is the case.

RESPONSE:

      Disclosure that most of the Funds' distributions are expected to consist of distributions from ordinary income had been and is included in the "Dividends and Distributions" section. We have added similar disclosure to the "Taxes on Distributions" section, as well as a statement that such distributions are taxed at a higher rate than capital gains.

THE ADVISER
-----------

COMMENT:

      Please delete the last paragraph of this section, as the adviser is not permitted to disclaim liability under the Securities Act of 1933.

RESPONSE:

      We have deleted this paragraph because the Funds are no longer index funds, as the limitation of liability related to the Adviser's responsibility for the underlying indexes.

                       STATEMENT OF ADDITIONAL INFORMATION

INVESTMENTS
-----------

COMMENT:

      What are the percentage limitations on the Funds' abilities to invest in repurchase agreements and futures contracts and related options?

RESPONSE:

      Disclosure of such percentage limitations (5% for each) has been added.

COMMENT:

      Clarify which of the investments listed in the section are principal and which are not.

RESPONSE:

      Registrant believes that the only principal investment strategies of the Funds will be CDS Contracts and U.S. Treasury bills. Clarifying disclosure to that effect has been added.

BORROWING
---------

COMMENT:

      Disclosure in the second paragraph of this sub-section indicates that if a Fund's asset coverage should fail to meet the 300% coverage test, the Fund, within three days (not including weekend and holidays), will reduce the amount of the Fund's borrowings. Please replace the word "weekends" with the word "Sundays." See Section 18(f)(1) of the Act.

RESPONSE:

      The requested change has been made.

INVESTMENT RESTRICTIONS
-----------------------

COMMENT:

      Please provide narrative disclosure regarding the definition of senior securities set forth in the Act, and the extent to which the Act permits the Funds to issue senior securities.

RESPONSE:

      Disclosure to this effect has been added.

COMMENT:

      Please disclose in the last paragraph of this section, the circumstances under which a change in values of assets subsequent to the time of initial investment will constitute a violation of a fundamental investment restriction.

RESPONSE:

      The disclosure has been revised to indicate that all percentage limitations specifically set forth in the fundamental investment restrictions, except for restriction #4 with respect to diversification, apply at the time of investment and are not affected by subsequent changes in the value of assets.

                                   *    *    *

      The requested acknowledgements regarding the effect of the Staff declaring the Registration Statement effective will be provided in connection with a subsequent Pre-Effective Amendment. Please contact me at (212) 389-5055 or Tom Conner at (202) 383-0590 with any questions or comments you may have concerning the enclosed.

                                              Sincerely,

                                              /s/ Eric C. Freed
                                              Eric C. Freed

cc:   Matt Clark
      W. Thomas Conner
      Steve Rogers